Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 21, 2007
Relating to Preliminary Prospectus dated May 10, 2007
Registration No. 333-140644
RSC HOLDINGS INC.
FREE WRITING PROSPECTUS
     The information set forth in this Free Writing Prospectus supplements and updates the information contained in the preliminary prospectus, dated May 10, 2007 (the “Preliminary Prospectus”), relating to the initial public offering of the common stock of RSC Holdings Inc. (“RSC Holdings”), and it supersedes the information contained in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This Free Writing Prospectus should be read together with the Preliminary Prospectus. On May 18, 2007, RSC Holdings filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-140644), relating to the initial public offering of the common stock of RSC Holdings, including the form of prospectus contained therein (“Amendment No. 6”). The following information has been included in the form of prospectus contained in Amendment No. 6.
     Appointment of Independent Director
     On May 18, 2007, RSC Holdings appointed James Ozanne, 63, as a new director. The Board of Directors of RSC Holdings has determined that Mr. Ozanne meets the independence standards of the New York Stock Exchange and has therefore designated Mr. Ozanne as an independent director. The Board of Directors of RSC Holdings also appointed Mr. Ozanne as the chairman of RSC Holdings’ audit committee and has designated Mr. Ozanne as an “audit committee financial expert.” For additional information regarding Mr. Ozanne, see the preliminary prospectus contained in Amendment No. 6.
     Director Compensation
     Following the completion of this offering, the directors of RSC Holdings who are not also employees of RSC Holdings or appointees of Ripplewood, Oak Hill, or ACF (each as defined in the Preliminary Prospectus) will each receive compensation as follows: (i) Annual Retainer Fee: $45,000; (ii) Annual Stock Award: $80,000; (iii) Additional Annual Retainer Fee for Audit Committee Chairman: $15,000; and (iv) Additional Annual Retainer Fee for Compensation Committee Chairman: $7,500.
     Stock Incentive Plan
     As of May 18, 2007, our Stock Incentive Plan authorized a maximum total of 7,382,943 shares of common stock for issuance, and of such total, 987,022 shares of common stock were issued to members of our management and there were stock options outstanding to purchase, subject to vesting, up to an additional 4,395,921 shares of our common stock. On May 18, 2007, the Board of Directors of RSC Holdings also amended the RSC Holdings Stock Incentive Plan. The plan as amended will provide for the award of various forms of compensation, including stock options, stock purchases, performance-based awards, stock appreciation rights, restricted stock, restricted stock units, deferred shares and supplemental units.
     Any stock appreciation right granted under the Stock Incentive Plan will be granted on a free-standing basis and will generally have the same terms and conditions as stock options issued under the Stock

Incentive Plan. The Board may award restricted shares of our common stock or restricted stock units that are subject to conditions and restrictions established by the Board at the time of grant. Generally, restricted shares and restricted stock units are subject to forfeiture if the participant does not meet certain conditions, such as continued employment or service over a specified forfeiture period, or the attainment of performance targets. The Board may also grant performance awards to participants under terms and conditions that it deems appropriate. A performance award entitles a participant to receive a payment of cash or shares of common stock. The amount of the award may vary based upon the attainment of predetermined performance targets over a specified period of time. Performance targets may be related to our performance, the performance of a particular business unit, or the performance of an individual participant. The performance targets will be determined by the Board.
     Additionally, the Board may grant deferred shares to a participant, or permit a participant to elect to defer receipt of a portion of his or her annual compensation and receive deferred shares instead. In addition, the Board may grant supplemental units, each of which is equivalent to a deferred share, to participants who make such a deferred share election. Generally, deferred shares are fully vested at all times, and supplemental units vest according to a schedule determined by the Board and are subject to forfeiture if the participant’s employment or service terminates prior to vesting. Generally, in the event of a change of control, all awards granted under the Stock Incentive Plan shall become immediately and fully exercisable and all restrictions shall lapse, unless the Board reasonably determines that awards shall be honored, assumed, or substituted with awards having substantially equivalent economic value to the award prior to the change in control. Generally, employees recognize ordinary income upon exercising options or stock appreciation rights equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price and we will have a corresponding tax deduction at that time.
     Restricted shares and restricted stock units that are subject to a substantial risk of forfeiture result in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of common stock over the purchase price of the restricted shares or restricted stock units at the time the restrictions lapse. Deferred shares and performance-based awards are generally subject to tax as ordinary income at the time of payment. In each of the foregoing cases, we will have a corresponding deduction at the same time the participant recognizes such income.
     Indemnification Agreement
     Prior to the completion of the offering to which the Preliminary Prospectus relates, RSC Holdings expects to enter into an indemnification agreement with each of its directors and certain of its officers. The form of indemnification agreement was filed as Exhibit 10.10 to Amendment No. 6.
     Cost Reimbursement Agreement
     In connection with this offering to which the Preliminary Prospectus relates, RSC Holdings intends to enter into a cost reimbursement agreement with each of Ripplewood Holdings and Oak Hill Capital Management pursuant to which RSC Holdings will reimburse each of them for expenses incurred in connection with their provision to RSC Holdings of certain advisory and other services. As of May 18, 2007, expenses subject to potential reimbursement to Ripplewood Holdings and Oak Hill Capital Management under the cost reimbursement agreement were approximately $150,000 in total.
     To review a filed copy of our current registration statement and the updated preliminary prospectus in that registration statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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http://www.sec.gov/Archives/edgar/data/1389305/000095012307007689/y29855a6sv1za.htm
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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING DEUTSCHE BANK SECURITIES INC. TOLL-FREE AT 1-800-503-4611, MORGAN STANLEY & CO. INCORPORATED TOLL-FREE AT 1-866-718-1649 AND LEHMAN BROTHERS INC. TOLL-FREE AT 1-888-603-5847.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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